Exhibit 5

Industry Guide 3 — Return on Equity and Assets Ratios

U.S. GAAP	For the Year Ended October 31, 2011(1)	For the Year Ended October 31, 2010(1)	For the Year Ended October 31, 2009(2)(3)
Return on Assets	0.70%	0.83%	0.62%
Return on Equity	12.8%	14.9%	12.1%
Dividend Payout Ratio	67%	58%	78%
Equity to Asset Ratio	6.21%	6.61%	6.05%

(1)	The ratios have been revised mainly due to the restatement of the estimated loss on disposition of Liberty Life that we recorded in the fourth quarter of 2010. Refer to Note 17 to our unaudited Interim Consolidated Financial Statements for the quarter ended April 30, 2011.

(2)	The 2009 Return on Assets, Return on Equity and Equity to Asset Ratios have been restated to reflect the correction of prior-period errors pertaining to our accounting for mortgage backed securities classified as available-for-sale and an adjustment for a certain insurance product. Refer to Note 31 to our audited Consolidated Financial Statements for year ended October 31, 2010 for more information.

(3)	On November 1, 2009, we adopted the guidance issued by FASB under Topic 810, Consolidation (FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). FAS 160 requires that non-controlling interests be reported as a component of total equity instead of mezzanine equity with retrospective application for disclosures. Prior to the adoption of this standard, and the accounting correction referenced in footnote 2, we reported the Equity to Asset Ratio for the year ended October 31, 2009 to be 5.51%.

*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.